SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

[October 23, 2003]

Metso Corporation
(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  [ X ]                Form 40-F  [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [   ]                   No  [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-

SIGNATURES
METSO TO SUPPLY A FIBERBOARD PRODUCTION LINE TO CHINA

SIGNATURES

Date October 23, 2003

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Olli Vaartimo President and CEO Metso Corporation	Harri Luoto Senior Vice President, General Counsel Metso Corporation

METSO TO SUPPLY A FIBERBOARD PRODUCTION LINE TO CHINA

(Helsinki, Finland, October 23, 2003) – Metso Corporation’s (NYSE: MX; HEX: MEO) business group Metso Panelboard will supply a complete HDF (High Density Fiberboard) production line to Homanit Co. Ltd in Yichun, Jiangxi province, China. The value of the order is not disclosed. The deliveries will begin in August 2004, and the production line will start up in April 2005.

Metso Panelboard’s delivery will consist of equipment for log debarking, chip preparation, fiber production, drying, sifting and forming, continuous pressing, press outfeed, sanding and cut-to-size sawing as well as an intermediate storage system, an energy plant and process automation for the complete line. Metso Panelboard will also be responsible for the engineering services of the new line.

The production line will use pine as its raw material. Its annual production capacity will be approximately 200,000 cubic meters. The HDF will mainly be used in flooring applications.

Homanit Co. Ltd is a joint venture company, owned by Robin Group in Singapore, Homanit GmbH in Germany, as well as Chinese parties. Robin Group’s subsidiary, Robin Resources (Malaysia) Sdn Bhd is a leading MDF producer in Malaysia. Homanit GmbH is a well-known producer of thin HDF and MDF. In addition to the Chinese joint venture, Homanit has plants in Germany and the USA.

Metso Corporation is a global supplier of process industry machinery and systems, as well as know-how and aftermarket services. The corporation’s core businesses are fiber and paper technology (Metso Paper), rock and mineral processing (Metso Minerals) and automation and control technology (Metso Automation). In 2002, the net sales of Metso Corporation were EUR 4.7 billion and the personnel totaled approximately 28,500. Metso Corporation is listed on the Helsinki and New York Stock Exchanges.

For additional information, please contact:

Thomas Olofsson, Vice President and General Manager, Fiberboard Division, Metso Panelboard, tel. +46 60 16 50 92

Åke Sundbergh, General Manager, Marketing and Sales, Fiberboard Division, Metso Panelboard tel. +46 60 16 54 53

or

Helena Aatinen, Senior Vice President, Corporate Communications, Metso Corporation, tel. +358 20 484 3004 USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 617 369 7850.